MANAGEMENT REPORT

1.	MAIN EVENTS IN THE SIX MONTHS OF 2022

FIRST QUARTER OF 2022

We refer to our Q1 2022 press release.

SECOND QUARTER OF 2022 AND RECENT BUSINESS UPDATE

“We had a strong second quarter of our global VYVGART launch reflecting the significant need for effective, safe treatment options for people living with generalized myasthenia gravis and the unwavering commitment of our team to deliver our innovation to patients around the world. We are still in the early stages of our first commercial launch, but are encouraged by the initial clinical interest in our first-in-class FcRn blocker and the feedback we are hearing from patients and their supporters,” said Tim Van Hauwermeiren, Chief Executive Officer of argenx. “Based on our two positive Phase 3 data readouts already in 2022 and our plan to be active in 12 autoimmune indications by the end of the year across both efgartigimod and ARGX-117, we are confident that we are only at the beginning of our quest to transform the treatment of autoimmune disease.”

VYVGART Launch Progress

VYVGART is the first-and-only approved neonatal Fc receptor (FcRn) blocker in the U.S. and Japan. VYVGART is approved in the U.S. for the treatment of adult generalized myasthenia gravis (gMG) patients who are anti-acetylcholine receptor (AChR) antibody positive and in Japan for adult gMG patients. The global launch strategy is on track to make VYVGART available in Europe, China and Canada, as well as select additional regions.

-	Generated global net product revenues of $75 million for second quarter of VYVGART commercial launch in U.S. and Japan
-	European Commission (EC) approval expected in third quarter 2022 following positive recommendation from Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA)
-	Zai Lab and Medison filed for approval in China and Israel, respectively
-	Entered into VYVGART commercial and distribution agreement with Medison in Central and Eastern Europe

Efgartigimod Research and Development

argenx is positioned to expand its leadership position in FcRn blockade to include ten total autoimmune indications by the end of 2022, including registrational trials in six indications and proof-of-concept trials in four indications across multiple therapeutic franchises.

-	Neuromuscular franchise
o	BLA for SC efgartigimod for gMG on track to be filed by end of 2022
o	Topline data from registrational ADHERE trial of SC efgartigimod for chronic inflammatory demyelinating polyneuropathy (CIDP) expected in first quarter of 2023
o	Registrational ALKIVIA trial of SC efgartigimod on track to start in third quarter of 2022 for three subtypes of idiopathic inflammatory myopathies (myositis), including immune-mediated necrotizing myopathy, anti-synthetase syndrome and dermatomyositis; interim analysis planned of first 30 patients of each subtype
-	Hematology franchise
o	Enrollment expanded in second registrational ADVANCE-SC trial of SC efgartigimod for primary immune thrombocytopenia (ITP) based on key learnings from positive ADVANCE-IV trial; topline data now expected in second half of 2023
-	Dermatology franchise

o	Topline data from registrational ADDRESS trial of SC efgartigimod for pemphigus vulgaris and foliaceus expected in second half of 2023
o	Registrational BALLAD trial ongoing of SC efgartigimod for bullous pemphigoid with interim analysis planned of first 40 patients
-	Proof-of-concept trials to launch in 2022 in collaboration with Zai Lab and IQVIA
o	Zai Lab to launch Phase 2 trials in lupus nephritis and membranous nephropathy with argenx to lead global registrational programs for each potential indication
o	IQVIA to launch Phase 2 trials in primary Sjogren’s syndrome and COVID-19-mediated postural orthostatic tachycardia syndrome (POTS)

Pipeline Progress

argenx is developing ARGX-117 and ARGX-119, which both have pipeline-in-a-product potential for multiple autoimmune indications.

-	ARGX-117 (C2 inhibitor)
o	Proof-of-concept ARDA trial ongoing to evaluate safety, tolerability, and potential dosing regimen in multifocal motor neuropathy (MMN)
o	Phase 2 proof-of-concept trial expected to start in 2022 for prevention of delayed graft function and/or allograft failure after kidney transplantation
-	ARGX-119 (muscle-specific kinase (MuSK) agonist)
o	Phase 1 dose-escalation trial in healthy volunteers expected to start after Clinical Trial Application filing in fourth quarter of 2022 with subsequent Phase 1b trial to assess early signal detection in patients

Creation of OncoVerity

argenx, the University of Colorado Anschutz Medical Campus and UCHealth created an asset-centric spin-off, OncoVerity, Inc., focused on optimizing and advancing the development of cusatuzumab, a novel anti-CD70 antibody, in acute myeloid leukemia (AML). OncoVerity will be an entity of co-creation, combining the extensive translational biology insights from Dr. Clayton Smith, M.D. from the University of Colorado with the experience from argenx on the CD70/CD27 pathway. OncoVerity is the fourth spin-off company from argenx’s Immunology Innovation Program.

Nomination of Camilla Sylvest as non-executive director to Board of Directors

Ms. Sylvest’s appointment is pending approval, which is expected to occur at an extraordinary general meeting of shareholders to be held in September 2022. She is the Executive Vice President of Commercial Strategy and Corporate Affairs at Novo Nordisk, where she has worked for 26 years.

2.	FINANCIAL HIGHLIGHTS

Total operating income year-to-date in 2022 was $116.7 million, compared to $498.6 million for the same period in 2021, and consists of:

●	Product net sales from the sales of VYVGART for the six months ended June 30, 2022 was $96 million, following the approval of VYVGART by the U.S. Food and Drug Administration (FDA) on December 17, 2021 and Pharmaceuticals and Medical Devices Agency (PMDA) in Japan on January 20, 2022. No product net sales were recognized during the same period in 2021.
●	Collaboration revenue year-to-date in 2022 was $2.6 million, compared to $470.4 million for the same period in 2021. The collaboration revenue for the six months ended June 30, 2021 was primarily attributable to the recognition of the transaction price as a consequence of the termination of the collaboration agreement with Janssen, resulting in the recognition of $315.1 million in collaboration revenue and closing of the strategic collaboration for efgartigimod with Zai Lab, resulting in the recognition of $151.9 million in collaboration revenue.

●	Other operating income year-to-date in 2022 was $18.1 million, compared to $28.2 million for the same period in 2021. During the three months ended June 30, 2022, the fair value of the argenx profit share in AgomAb Therapeutics NV increased by $4.3 million. The increase is a result of the extension of a Series B financing round by AgomAb for which the Company maintains a profit share in exchange for granting the license for the use of HGF-mimetic antibodies from the SIMPLE Antibody™ platform.

Total operating expenses year-to-date in 2022 were and $513.9 million, compared to $403.5 million for the same period in 2021, and consists of:

●	Cost of sales year-to-date in 2022 was $6.4 million. The cost of sales were recognized with respect to the sale of VYVGART during the first half of 2022. There were no cost of sales recognized in the comparable prior year periods.
●	Research and development expenses year-to-date in 2022 were $278.9 million, compared to $273.9 million for the same period in 2021. The research and development expenses mainly relate to external research and development expenses and personnel expenses incurred in the clinical development of efgartigimod in various indications and the expansion of our other clinical and preclinical pipeline candidates.
●	Selling, general and administrative expenses year-to-date in 2022 were $228.7 million, compared to $129.6 million for the same period in 2021. The selling, general and administrative expenses mainly relate to professional and marketing fees linked to the commercialization of VYVGART in the U.S. and Japan and personnel expenses.

Exchange losses year-to-date in 2022 were $53.4 million, compared to $18.4 million for the same period in 2021. Exchange losses are mainly attributable to unrealized exchange rate losses on our cash, cash equivalents and current financial assets position in Euro.

Income tax year-to-date in 2022 was $11.1 of tax income, compared to $12.8 million of tax expense for the same period in 2021. Tax income for the six months ended June 30, 2022 consists of $7.8 million of income tax expense and $18.9 million of deferred tax income, compared to $9.3 million of income tax expense and $3.5 million of deferred tax expense for the same period in 2021.

Net loss year-to-date in 2022 was $435.9 million, compared to net profit of $63.2 million for the same periods in 2021.

Cash, cash equivalents and current financial assets totaled $2,597.4 million as of June 30, 2022, compared to $2,336.7 million as of December 31, 2021. The increase in cash and cash equivalents and current financial assets resulted primarily from the closing of a global offering of shares, including a U.S. offering and a European private placement, which resulted in the receipt of $761.0 million in net proceeds in March 2022, partially offset by net cash flows used in operating activities.

3.	FINANCIAL GUIDANCE

Based on current plans to fund anticipated operating expenses and capital expenditures, argenx continues to expect its 2022 cash burn to be up to $1 billion. This will support the global VYVGART launches, clinical development of efgartigimod in 10 indications and ARGX-117 in two indications, investment in the global supply chain, and continued focus on pipeline expansion through the Immunology Innovation Program.

4.	RISK FACTORS

We refer to the description of risk factors in the 2021 annual report, pp. 98-141 as supplemented by the description of risk factors in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 2-48. In summary, the principal risks and uncertainties faced by us relate to: our financial position and need for additional capital, development and clinical testing of our product candidates, commercialization of our product candidates, our business and industry, our dependence on third parties, intellectual property, our organization and operations, and the ADSs.

We also refer to the description of our financial risk management given in the 2021 annual report, pp. 287-290, which remains valid.

5.	EXTERNAL IMPACTS

Impact of COVID-19 on our business

The current unprecedented challenges as a result of the COVID-19 outbreak have impacted how we operate. We have been taking, and continue to take, the necessary steps in terms of safety, risk mitigation, and financial measures to best manage through these challenging times. We have currently experienced limited impact on our financial performance and financial position, although we continue to face additional risks and challenges associated with the impact of the outbreak.

Impacts of Global economic uncertainty on our business

Global conflicts, including the conflict between Russia and Ukraine, as well as economic sanctions implemented by the U.S., the European Union and other countries against Russia in response thereto, may negatively impact markets, increase energy and transportation costs and cause weaker macro-economic conditions. Political developments impacting government spending and international trade may also negatively impact markets and cause weaker macro-economic conditions. As a result, enrollment expanded in our registrational ADDRESS trial of SC efgartigimod for pemphigus vulgaris and foliaceus in order to manage ongoing impact of war in Ukraine, topline data is now expected in second half of 2023. We have currently experienced limited impact on our financial position, although we continue to face additional risks and challenges associated with the impact of the conflict.

6.	FORWARD-LOOKING STATEMENTS

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “hope,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes regarding the VYVGART launch strategy to make VYVGART available in Europe, China, Canada and select other regions, the expected European Commission (EC) approval in the third quarter of 2022, Zai Lab and Medison’s respective pending approvals in China and Israel; its position to expand its leadership position in FcRn blockade to include ten autoimmune indications by the end of 2022; its expectations about its pipeline progress; its collaboration with the University of Colorado Anschutz Medical Campus and UCHealth to create OncoVerity, Inc.; the therapeutic potential of its product candidates; the intended results of its strategy and its collaboration partners’, advancement of, and anticipated clinical development, data readouts and regulatory milestones and plans, including the timing of planned clinical trials and expected data readouts; the design of future clinical trials and the timing and outcome of regulatory filings and regulatory approvals; its expectation that its 2022 cash burn will be up to $1 billion and the 2022 business and financial outlook and related plans. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the effects of the COVID-19 pandemic, inflation and deflation and the corresponding fluctuations in interest rate; regional instability and conflicts, such as the conflict between Russia and Ukraine, argenx’s expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		As of
		June 30,	December 31,
(in thousands of $)	Note	2022	2021
ASSETS
Non‑current assets
Property, plant and equipment		14,244	15,844
Intangible assets		171,294	171,684
Deferred tax asset		54,267	32,191
Other non-current assets	7	43,100	54,876
Research and development incentive receivables		37,041	32,707
Total non‑current assets		$319,946	$307,303

Current assets
Cash and cash equivalents	4, 15	$1,367,288	$1,334,676
Financial assets	5, 15	1,230,105	1,002,052
Research and development incentive receivables		1,537	—
Trade and other receivables		112,392	38,221
Prepaid expenses		82,310	58,946
Inventories	6	135,711	109,076
Total current assets		$2,929,343	$2,542,971

TOTAL ASSETS		$3,249,289	$2,850,274

The notes are an integral part of these unaudited condensed consolidated interim financial statements

		As of
		June 30,	December 31,
(in thousands of $)	Note	2022	2021
EQUITY AND LIABILITIES
Equity	8
Equity attributable to owners of the parent
Share capital		$6,603	$6,233
Share premium		4,272,495	3,462,775
Translation Differences		128,691	131,684
Accumulated losses		(1,836,133)	(1,400,197)
Other reserves		398,615	333,729
Total equity		$2,970,271	$2,534,224

Non-current liabilities
Provisions for employee benefits		546	417
Lease liabilities		6,208	7,956
Deferred tax liabilities		7,663	6,438
Total non-current liabilities		14,417	14,811

Current liabilities
Lease liabilities		3,492	3,509
Trade payables and other payables	10	257,694	293,415
Tax liabilities		3,415	4,315
Total current liabilities		264,601	301,239

Total liabilities		$279,018	$316,050

TOTAL EQUITY AND LIABILITIES		$3,249,289	$2,850,274

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS

		Six Months Ended
		June 30,
(in thousands of $ except for shares and EPS)	Note	2022	2021
Product net sales	11, 12	$95,996	$—
Collaboration revenue	11	2,610	470,398
Other operating income		18,057	28,231
Total operating income		116,663	498,629

Cost of sales		(6,382)	—
Research and development expenses	13	(278,887)	(273,907)
Selling, general and administrative expenses	14	(228,664)	(129,599)
Total operating expenses		(513,933)	(403,506)

Operating income / (loss)		$(397,270)	$95,123

Financial income		5,733	1,628
Financial expense		(2,131)	(2,373)
Exchange gains / (losses)		(53,382)	(18,375)

Profit / (Loss) for the period before taxes		$(447,050)	$76,003
Income tax (expense) / benefit		$11,114	$(12,835)
Profit / (Loss) for the period		$(435,936)	$63,167
Profit / (Loss) for the period attributable to:
Owners of the parent		(435,936)	63,167
Weighted average number of shares outstanding		53,449,915	50,638,702
Basic profit / (loss) per share (in $)		(8.16)	1.25
Diluted profit / (loss) per share (in $)		(8.16)	1.17

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE PROFIT OR LOSS

		Six Months Ended
		June 30,
(in thousands of $ except for shares)	Note	2022	2021
Profit / (Loss) for the period		$(435,936)	$63,167

Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences, arisen from translating foreign activities		(2,993)	(1,571)
Items that will not be reclassified to profit or loss, net of tax
Fair value gain/(loss) on investments in equity instruments designated as at FVTOCI	15	(16,006)	19,172

Other comprehensive income / (loss), net of income tax		(18,999)	17,601

Total comprehensive profit / (loss) attributable to:		(454,935)	80,768
Owners of the parent		(454,935)	80,768

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Six Months Ended
		June 30,
(in thousands of $)	Note	2022	2021
Operating result		$(397,270)	$95,123
Adjustments for non-cash items
Amortization of intangible assets		389	492
Depreciation of property, plant and equipment		2,671	2,471
Provisions for employee benefits		137	71
Expense recognized in respect of share-based payments	9	76,634	92,055
Fair value gains on financial assets at fair value through profit or loss	15	(4,256)	(11,152)

		$(321,695)	$179,060
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables		(71,152)	(4,101)
(Increase)/decrease in inventories	6	(26,636)	(34,022)
(Increase)/decrease in other current assets		(25,119)	(34,435)
Increase/(decrease) in trade and other payables		(33,251)	78,367
Increase/(decrease) in deferred revenue — current		—	(46,327)
Movements in non-current assets/liabilities
(Increase)/decrease in other non‑current assets		(7,244)	(80,703)
Increase/(decrease) in deferred revenue — non-current		—	(269,039)

Cash flows (used in) / from operating activities		(485,097)	(211,200)

Interest paid		(505)	(420)
Income taxes paid		(8,911)	(13,449)

Net cash flows (used in) / from operating activities		$(494,513)	$(225,069)

Purchase of intangible assets		—	(121,047)
Purchase of property, plant and equipment		(183)	(2,389)
(Increase)/decrease in financial assets — current	5	(234,244)	(370,335)
Interest received		2,082	1,449

Net cash flows (used in) / from investing activities		$(232,345)	$(492,322)

Principal elements of lease payments		(2,224)	(1,804)
Proceeds from issue of new shares, gross amount	8	760,954	1,091,264
Issue costs paid	8	(843)	(528)
Exchange gain from currency conversion on proceeds from issue of new shares		410	966
Proceeds from exercise of stock options	8	49,979	13,429

Net cash flows from/used in (-) financing activities		$808,276	$1,103,327

Increase/decrease (-) in cash and cash equivalents		$81,418	$385,936

Cash and cash equivalents at the beginning of the period		$1,334,676	$1,216,803
Exchange gains/(losses) on cash & cash equivalents		$(48,806)	$(20,846)
Cash and cash equivalents at the end of the period		$1,367,288	$1,581,893

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to Owners of the Parent
										Total
										Equity
										Attributable
										to Owners
	Share		Share		Accumulated	Translation		Other		of the	Total
(in thousands of $)	Capital		Premium		Losses	Difference		Reserves		Parent	Equity
Balance year ended December 31, 2020		$5,744		$2,339,033	$(991,932)		$134,732		$186,474	$1,674,051	$1,674,051

Total profit of the period	$		$		$63,167	$		$		$63,167	$63,167
Other comprehensive income / (loss)							(1,571)		19,172	17,601	17,601
Total comprehensive loss of the period					63,167		(1,571)		19,172	80,768	80,768
Income tax benefit from excess tax deductions related to share-based payments									933	933	933
Share-based payment									92,013	92,013	92,013
Issue of share capital		430		1,090,836						1,091,266	1,091,266
Transaction costs for equity issue				(528)						(528)	(528)
Exercise of stock options		28		13,401						13,429	13,429

Balance period ended June 30, 2021		$6,202		$3,442,742	$(928,764)		$133,161		$298,592	$2,951,933	$2,951,933

Balance year ended December 31, 2021		$6,233		$3,462,775	$(1,400,197)		$131,684		$333,729	$2,534,224	$2,534,224

Total loss of the period	$		$		$(435,936)	$		$		$(435,936)	$(435,936)
Other comprehensive income / (loss)							(2,993)		(16,006)	(18,999)	(18,999)
Total comprehensive loss of the period					(435,936)		(2,993)		(16,006)	(454,935)	(454,935)
Income tax benefit from excess tax deductions related to share-based payments									3,957	3,957	3,957
Share-based payment									76,935	76,935	76,935
Issue of share capital		294		760,659						760,953	760,953
Transaction costs for equity issue				(781)						(781)	(781)
Exercise of stock options		76		49,842						49,919	49,919

Balance period ended June 30, 2022		$6,603		$4,272,495	$(1,836,133)		$128,691		$398,615	$2,970,271	$2,970,271

Please refer to note 8 for more information on the share capital and movement in number of shares and note 9 for more information on the share-based payments.

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	General information about the company

argenx SE (the “Company”) is a Dutch European public company with limited liability incorporated under the laws of the Netherlands. The company (COC 24435214) has its official seat in Rotterdam, the Netherlands, and its registered office is at Willemstraat 5, 4811 AH, Breda, the Netherlands.

argenx SE is a publicly traded company with ordinary shares listed on Euronext Brussels under the symbol “ARGX” since July 2014 and with American Depositary Shares listed on Nasdaq under the symbol “ARGX” since May 2017.

2.	Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB and as adopted by the European Union. The unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2021.

All amounts herein are presented in thousands of $, unless otherwise indicated, rounded to the nearest $ ‘000.

The unaudited condensed consolidated financial statements have been approved for issue by the Company’s Board of Directors (the “Board”) on July 26, 2022.

3.	Significant accounting policies

There were no significant changes in accounting policies, critical accounting judgements and key sources of estimation uncertainty applied by us in these unaudited condensed interim financial statements compared to those used in the annual consolidated financial statements as of December 31, 2021, except for the changes below:

Significant accounting policies

Revenue Recognition – product net sales

Revenue from the sale of goods is recognized at an amount that reflects the consideration that the Company expects to be entitled to receive in exchange for transferring goods to a customer, at the time when the customer obtains control of the goods rendered, this means when the customer has the ability to direct the use of the asset. The consideration that is committed in a contract with a customer can include fixed amounts, variable amounts, or both. The amount of the consideration may vary due to discounts, rebates, returns, chargebacks or other similar items. Contingent consideration is included in the transaction price when it is highly probable that the amount of revenue recognized is not subject to future significant reversals.

Our product revenue consists of sales of VYVGART in U.S. and Japan. Product revenues are recognized once we satisfy the performance obligation at a point in time under the revenue recognition criteria in accordance with IFRS 15 Revenue from contracts with customers. We sell VYVGART to specialty distributors in the U.S., and to an exclusive wholesaler in Japan.

Revenue arising from the commercial sale of VYVGART is presented in the consolidated statements of profit or loss under “Product net sales”. In accordance with IFRS 15 Revenue from contracts with customers, such revenue is recognized when the product is physically transferred, in accordance with the delivery and acceptance terms agreed with the customer. Payment of the transaction price is payable at the point the customer obtains the legal title to the goods.

The amount of revenue recognized reflects the various types of price reductions or rights of return offered by the Company to its customers. Such price reductions and rights of return qualify as variable consideration under IFRS 15 Revenue from contracts with customers.

Products sold in the U.S. are covered by various Government and State programs (such as Medicare and Medicaid) under which products are sold at a discount. Rebates are granted to healthcare authorities, and under contractual arrangements with certain customers. Some wholesalers are entitled to chargeback incentives based on the selling price to the end customer, under specific contractual arrangements. Rebates, chargebacks and other incentives are recognized in the period in which the underlying sales are recognized as a reduction of gross sales.

Our significant components of variable consideration are as follows:

Co-payment assistance: We provide co-payment assistance to patients who have commercial insurance and meet certain eligibility requirements. We use the expected-value method for estimating co-payment assistance based on estimates of program redemption using data provided by third-party administrators. Estimates for the co-payment assistance are adjusted quarterly to reflect actual experience. We record an accrued liability for unredeemed co-payment assistance related to products for which control has been transferred to customers.

Chargebacks: Chargebacks are discounts that occur when contracted parties purchase directly from a specialty distributor. Contracted parties, which currently consist primarily of Public Health Service Institutions and federal government entities purchasing via the Federal Supply Schedule, generally purchase the product at a discounted price. The specialty distributor, in turn, charges back the difference between the price initially paid by the specialty distributor and the discounted price paid to the specialty distributor by the contracted parties to the Company. The reserves for chargeback are based on known sales to contracted parties. We establish the reserves for chargebacks in the same period that the related revenue is recognized, resulting in a reduction of product revenue and accrued liability.

Rebates: We are subject to government mandated rebates for Medicaid Drug Rebate Program, Medicare Part D Prescription Drug Benefit Program, and other government health care programs in the U.S. Rebate amounts are based upon contractual agreements or legal requirements with public sector benefit providers. We use the expected-value method for estimating these rebates. The expected utilization of rebates is estimated based on third-party data from the specialty pharmacies and specialty distributor. Estimates for these rebates are adjusted quarterly to reflect the most recent information. We record an accrued liability for unpaid rebates related to products for which control has been transferred to customers.

Medicare Part D Coverage Gap: The Medicare Part D coverage gap is a federal program to subsidize the costs of prescription drugs for Medicare beneficiaries in the U.S., which mandates manufacturers to fund a portion of the Medicare Part D insurance coverage gap for prescription drugs sold to eligible patients. Funding of the coverage gap is generally invoiced and paid in arrears. We estimate the impact of the Medicare Part D coverage gap using the expected-value method based on an amount expected to be incurred for the current quarter’s activity, plus an accrual balance for known prior quarters. Estimates for the impact of the Medicare Part D coverage gap are adjusted quarterly to reflect actual experience. We record an accrued liability for unpaid reserves related to the Medicare Part D coverage gap.

Distributor fees: The specialty distributor provides distribution services to the Company for a fee, based on a contractually determined fixed percentage of sales. We estimate these distributor fees and record such estimates in the same period the related revenue is recognized, resulting in a reduction of product revenue. We record an accrued liability for unpaid distributor fees.

The estimated amounts described above are recognized in the consolidated statement of Profit or Loss within “Product net sales” as a reduction of gross sales, and within “Trade and other payables” in the balance sheet. They are subject to regular review and adjustment as appropriate based on the most recent data available to management. Each of the above items require significant estimates, judgement and information obtained from external sources. If management’s estimates differ from actual results, we will record adjustments that would affect product sales in the period of adjustment.

Cost of sales

Cost of sales are related to the sale of VYVGART and are recognised when the associated revenue is recognised. Cost of sales include material, manufacturing costs and other costs attributable to production, including shipping costs, as well as royalties payable on sales of VYVGART.

Trade receivables

Trade receivables are initially recognized at their invoiced amounts less adjustments for estimated revenue deductions such as rebates, chargebacks and returns.

Loss allowance for expected credit losses are established using a forward-looking expected credit loss model (ECL), which includes possible default events on the trade receivables over the entire holding period of the trade receivable. These provisions represent the difference between the trade receivable’s carrying amount in the consolidated balance sheet and the estimated collectible amount. Charges for loss allowance for expected credit losses are recorded as marketing and selling costs recognized in the consolidated income statement within “Selling, general and administrative” expenses.

Critical accounting judgements and key sources of estimation uncertainty

Gross to net adjustments

Our product gross sales are subject to various deductions, which are primarily composed of rebates to government agencies, distributors, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on product gross sales for a reporting period. These adjustments are deducted from product gross sales to arrive at product net sales. The significant components of variable consideration under revenue recognition policy summarizes the nature of these deductions and how the deduction is estimated. After recording these, product net sales represent our best estimate of the cash that we expect to ultimately collect.

4.	Cash and cash equivalents

	As of
	June 30,	December 31,
(in thousands of $)	2022	2021
Money market funds	$887,823	$997,092
Term accounts	161,161	95,090
Cash and bank balances	318,304	242,494
Total cash and cash equivalents	$1,367,288	$1,334,676

On June 30, 2022, cash and cash equivalents amounted to $1,367.3 million, compared to $1,334.7 million on December 31, 2021 and included money market funds, readily convertible to cash and subject to an insignificant risk of changes in value, term accounts, with an original maturity of 3 months or less and cash and bank balances held at different financial institutions.

Please also refer to note 15 for more information on the financial instruments.

5.	Current financial assets

On June 30, 2022, the current financial assets amounted to $1,230.1 million, compared to $1,002.1 million on December 31, 2021. These current financial assets relate to term accounts with an original maturity longer than 3 months and money market funds which do not qualify as cash equivalents.

Please also refer to note 15 for more information on the financial instruments.

6.	Inventories

	As of
	June 30,	December 31,
(in thousands of $)	2022	2021

Raw materials and consumables	$54,967	$70,134
Inventories in process	59,838	37,705
Finished goods	20,906	1,237
Total inventories	$135,711	$109,076

On June 30, 2022, inventories amounted to $135.7 million compared to $109.1 million at December 31, 2021 and was related to VYVGART. As of June 30, 2022 and December 31, 2021, no inventory write-offs were recorded.

Included in inventory are products which could besides commercial activities, be used for in-house preclinical and clinical programs, non-reimbursed pre-approval programs and clinical programs carried out by Zai Lab.

7.	Other non-current assets

	As of
	June 30,	December 31,
(in thousands of $)	2022	2021
Restricted Cash - non-current	$1,681	$1,707
Non-current financial assets held at fair value through profit or loss	21,715	17,459
Non-current financial assets held at fair value through OCI	19,704	35,710
Total other non-current assets	$43,100	$54,876

Please also refer to note 15 for more information on the financial instruments.

8.	Shareholders’ capital

On June 30, 2022, argenx SE’s share capital was represented by 55,061,502 shares. All shares were issued, fully paid up and of the same class. The table below summarizes our capital increases, as a result of the global offering and the exercise of stock options and vesting of RSUs under the argenx Employee Stock Option Plan, for the period ended June 30, 2022.

Number of shares outstanding on December 31, 2021	51,668,315
Exercise of options	708,436
Vesting of RSUs	1,417
Global public offering on Euronext and Nasdaq on March 23, 2022	2,333,334
Over-allotment option exercised by underwriters on March 29, 2022	350,000
Number of shares outstanding on June 30, 2022	55,061,502

On March 23, 2022, argenx SE offered 2,333,334 of its ordinary shares through a global offering which consisted of 1,433,701 ADSs in the U.S. at a price of $300.0 per ADS, before underwriting discounts and commissions and offering expenses; and 899,633 ordinary shares in the European Economic Area at a price of €273.10 per share, before underwriting discounts and commissions and offering expenses. On March 29, 2022, the underwriters of the offering exercised their over-allotment option to purchase 350,000 additional ADSs in full. As a result, argenx SE received $804.1 million in gross proceeds from this offering, decreased by $44.2 million of underwriter discounts and commissions, and offering expenses, of which $44.0 million has been deducted from equity. The total net cash proceeds from the offering amounted to $761 million.

On May 10, 2022, at the annual general meeting, the shareholders of the Company approved the authorization to the Board to issue up to a maximum of 10% of the then-outstanding share capital, for a period of 18 months.

9.	Share-based payments

On April 1, 2022, the Company granted a total of 102,081 stock options to certain of its employees and consultants. Below is an overview of the parameters used in relation to the new grant during 2022:

Stock options granted in	April 2022
Number of options granted		102,081
Fair value of options (in USD) (*)		$111.27 - 140.23
Share price (in USD) (*)		$320.84 - 321.06
Exercise price (in USD) (*)		$312.22
Expected volatility	%	39.18 - 40.87
Expected option life (in years)		4 - 6.50
Risk‑free interest rate	%	1.05 - 1.62
Expected dividends		—

(*) amounts have been converted to US dollar at the closing rate of grant date

Stock options

The stock options are granted to employees, consultants or directors of the Company and its subsidiaries. The stock options have been granted free of charge. Each employee’s stock option converts into one ordinary share of the Company upon exercise. The stock options carry neither rights to dividends nor voting rights. Stock options may be exercised at any time from the date of vesting to the date of their expiry.

The stock options vest, in principle, as follows:

●	1/3 of the total grant on the first anniversary of the date of grant; and
●	1/36th of the total grant on the first day of each month following the first full year.

In case the employee, consultant or director leaves the Company, stock options must be exercised before the later of (i) 90 days after the last working day at argenx, or (ii) March 31 of the 4th year following the date of grant of those stock options, and in any case no later than the expiration date of the option.

The total share-based payment expense recognized in the unaudited condensed consolidated statement of profit and loss totaled $76.9 million for the six months ended June 30, 2022 compared to $92.1 million for the six months ended June 30, 2021.

10.	Trade and other payables

	As of
	June 30,	December 31,
(in thousands of $)	2022	2021
Trade payables	$167,235	$208,850
Short term employee benefits	75,259	83,737
Gross-to-net accruals	8,715	—
Other	6,485	828
Total trade and other payables	$257,694	$293,415

11.	Revenue

Product net sales

For the six months ended June 30, 2022, the product net sales was related to sales of VYVGART in the US following the approval of VYVGART by U.S. Food and Drug Administration (FDA) on December 17, 2021 and in Japan following the approval of VYVGART by Pharmaceuticals and Medical Devices Agency (PMDA) on January 20, 2022. No product net sales were recognized during the comparable prior periods.

Product gross sales for six months ended June 30, 2022 was $109.4 million and the gross to net adjustment for six months ended June 30, 2022 was $13.4 million, resulting in $96 million of product net sales for six months ended June 30, 2022.

Refer to note 12 for the breakdown of Product net sales by regions for six month ended June 30, 2022.

Collaboration revenue

For the six months ended June 30, 2022, the revenue generated under the collaboration agreements was related to the clinical and commercial supply to Zai.

	Six Months Ended
	June 30,
(in thousands of $)	2022	2021
Upfront payments	$—	$444,303
Milestone payments	—	24,181
Research and development service fees	—	1,914
Other revenues	2,610	—
Total collaboration revenue	$2,610	$470,398

Under the Zai collaboration agreement, the Company provides clinical and commercial supply to Zai Lab. The Company concludes to recognize such sales as revenue given that the Company acts as principal in the transaction as the risk related to inventory is borne by the Company until the inventory is transferred to Zai. The revenue related to clinical and commercial supply is recorded under line item “Other revenues” within the table above.

The collaboration revenue for the six months ended June 30, 2021 was primarily attributable to the closing of the strategic collaboration for efgartigimod with Zai Lab, resulting in the recognition of $151.9 million during the first half of 2021 and recognition of the transaction price as a consequence of the termination of the collaboration agreement with Janssen, resulting in the recognition of $315.1 million during the first half of 2021.

12.	Segment reporting

The Company operates from the Netherlands, Belgium, the United States of America, Japan, Switzerland, Germany, France and Canada. Revenues are generated by external customers with their main registered office geographically located as shown in the table below.

Following table summarizes our product net sales by country of sales:

Six Months Ended
(in thousands of $)	June 30, 2022
Product net sales	$
United States	94,349
Japan	1,514
Other*	133
Total	$95,996

* The product net sales relates to sales made outside of US and Japan and relates to named patient sale made with the US label.

We sell our products through a limited number of distributors and wholesellers. Four US customers represent approximately 92% of our product net sales during six months ended June 30, 2022.

Following table summarizes our collaboration revenue generated by external customers with their main registered office geographically located as shown in the table below:

	Six Months Ended	Six Months Ended
(in thousands of $)	June 30, 2022	June 30, 2021
United States	$—	$317,258
China	2,610	151,903
Other	—	1,237
Total	$2,610	$470,398

The non-current assets of the Company, with the exception of the deferred tax assets, are geographically located as shown in the table below:

	As of
	June 30,	December 31,
(in thousands of $)	2022	2021
Belgium	$259,693	$268,733
United States	2,736	3,138
Japan	3,104	3,232
Other	146	8
Total	$265,679	$275,111

13.	Research and development expenses

	Six Months Ended
	June 30,
(in thousands of $)	2022	2021
Personnel expense	$79,497	$76,094
External research and development expenses	185,453	174,915
Materials and consumables	1,407	1,014
Depreciation and amortization	1,842	1,784
Other expenses	10,688	20,100
Total research and development expenses	$278,887	$273,907

‘

14.	Selling, general and administrative expenses

	Six Months Ended
	June 30,
(in thousands of $)	2022	2021
Personnel expense	$115,397	$70,179
Professional fees	78,018	40,031
Supervisory board	4,107	6,776
Depreciation and amortization	1,217	1,180
Other Expenses	29,925	11,433
Total selling, general and administrative expenses	$228,664	$129,599

6.
15.	Financial instruments and financial risk management

The Company carried the following assets at fair value on June 30, 2022 and December 31, 2021, respectively:

	At June 30, 2022
(in thousands of $)	Level 1	Level 2	Level 3
Non-current financial assets	$19,704	$—	$21,715
Current financial assets	1,230,105	—	—
Cash equivalents	1,367,288	—	—
Assets carried at fair value	$2,617,097	$—	$21,715

	At December 31, 2021
(in thousands of $)	Level 1	Level 2	Level 3
Non-current financial assets	$35,710	$—	$17,459
Current financial assets	73,052	—	—
Cash equivalents	997,092	—	—
Assets carried at fair value	$1,105,854	$—	$17,459

Non-current financial assets – Level 3

In March 2019, the Company entered into a license agreement with AgomAb Therapeutics NV for the use of HGF-mimetic SIMPLE Antibodies™, developed under the Company’s Innovative Access Program. In exchange for granting this license, the Company received a profit share in AgomAb Therapeutics NV. The Company assessed the accounting treatment and concluded that the license agreement is in scope of IFRS 15 and that any revenue should be recognized at once at the effective date of the agreement. The profit share has been designated as a non-current financial asset held at fair value through profit or loss. Since AgomAb Therapeutics NV is a private company, the valuation of the profit share is based on level 3 assumptions.

In June 2022, AgomAb Therapeutics NV secured €38.4 million as a result of the extension of Series B. The Company used the post-money valuation of this Series B financing round and the number of outstanding shares in determining the fair value of the profit-sharing instrument, which results in a change in fair value of non-current financial assets of $4.3 million recorded through profit or loss.

Non-current financial assets – Level 1

As part of the license agreement for the development and commercialization for efgartigimod in Greater China, the Company obtained, amongst others, 568,182 newly issued Zai Lab shares calculated at a price of $132 per share. The fair value of the equity instrument at period-end is determined by reference to the closing price of such securities at each reporting date (classified as level 1 in the fair value hierarchy), resulting in a change in fair value of $16 million. The Company made the irrevocable election to recognize subsequent changes in fair value through OCI.

Current financial assets and Cash equivalents – Level 1 (see note 4 and 5 for further information)

16.	Contractual obligations and commitments

The Company’s manufacturing commitments with Lonza, its drug substance manufacturing contractor, relate to the services for efgartigimod and its manufacturing activities related to the commercialisation. In December 2018, the Company signed its first commercial supply agreement with Lonza related to the reservation of commercial drug substance supply capacity for efgartigimod. In the aggregate, as of June 30, 2022, the Company has outstanding commitments for efgartigimod under the first commercial supply agreement of $393.3 million.

17.	Events after the balance sheet date

No events have occurred after the Balance Sheet date that could have a material impact on the unaudited condensed consolidated financial statements.